Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Pulmatrix, Inc. and Eos SENOLYTIX, Inc.

Commission File No. 333-297342

Eos SENOLYTIX’s PTC-2105 Reduced Semaglutide-Associated Lean-Mass Loss in Aged Mice: Data to Be Presented at 19th Sarcopenia, Cachexia & Wasting Disorders International Conference

Data to highlight PTC-2105’s attenuation of terminal lean-mass decline and semaglutide-associated lean-mass loss in aged mice

PTC-2105 is Eos’s lead clinical candidate in development for elderly patients with Sarcopenia and Sarcopenic Obesity

Eos’s merger with Pulmatrix, Inc. anticipated to close in Q4 2026, subject to Nasdaq listing approval and customary closing conditions

HOUSTON, Nov. 09, 2026 (GLOBE NEWSWIRE) — Eos SENOLYTIX, Inc. (“Eos” or the “Company”), a biotechnology company developing mitochondria-targeted geropeptides to improve healthspan, today announced it will present new data from a pre-clinical study of its lead MitoXcel™ geropeptide, PTC-2105, at the 19th Sarcopenia, Cachexia & Wasting Disorders International Conference (SCWD), taking place December 10-12, 2026 in Washington, D.C. Eos’s presentation was recently upgraded from a poster presentation to a plenary presentation in the Rapid Fire Abstract Session to be held on December 11, 2026, at 9:35 am.

GLP-1 therapies have shown reduction in BMI. However, 15–40% of the weight lost with GLP-1 therapies is lean mass, raising concerns about sarcopenia, frailty, and long-term functional decline, particularly in aging populations.1 Research by others has established that muscle mass index outperforms fat mass as a predictor of all-cause mortality.2 This risk is compounded by normal aging: after about age 50, muscle mass declines at an estimated rate of 1–2% per year.3

Key Data Highlights: PTC-2105’s potential to preserve lean mass during late-life aging and mitigate GLP-1-associated lean-mass loss and reduction in lifespan

●	PTC-2105 monotherapy reversed the terminal lean-mass trajectory in aged, high-fat-fed mice, from decline to net gain (+0.005 g/wk versus -0.002 g/wk for saline).

●	In a second high-fat cohort, semaglutide alone produced the steepest terminal lean-mass decline (-0.055 g/wk) and was associated with shorter survival (p=0.038), while PTC-2105 monotherapy avoided this decline (+0.009 g/wk).

●	Co-administration of PTC-2105 with semaglutide at 10 and 25 mg/kg (once weekly) reduced late-life lean-mass loss relative to semaglutide alone (+0.126 and -0.011 g/wk versus -0.055 g/wk).

“I’m delighted to share our unique pre-clinical data on end-of-life effects of semaglutide cycling on body composition and lifespan, and the protective effects of our lead clinical candidate, PTC-2105 demonstrated in these mice,” said Kevin Slawin, MD, Founder and CEO of Eos SENOLYTIX. “If replicated in human patients, this data would be particularly relevant for older individuals with sarcopenia and sarcopenic obesity, for whom GLP-1 therapies may present an unacceptable risk.”

SCWD Presentation Details

●	Title: MitoXcel™ Geropeptide PTC-2105 Attenuates Terminal Lean-Mass Decline and Semaglutide-Associated Lean-Mass Loss in Aged Mice

●	Plenary Presenter: Kevin Slawin, MD (Founder and CEO, Eos SENOLYTIX)

○	Date & Time: Friday, December 11 during Rapid Fire Abstract Session, 9:35-10:25 am ET

●	Poster Presenter: Daniel Jasinski, Ph.D. (Vice President, Research, Eos SENOLYTIX)

○	Date & Time: Friday, December 11 during Poster Viewing Session, 9:35-10:25 am ET (concurrent)

The Company recently launched Team Speedy (eossenolytix.com/team-speedy), an interactive webpage that follows “Speedy,” the longest-surviving mouse in one of its PTC-2105 survival studies, in real time, along with the full study data. Speedy has been treated with PTC-2105 since he was approximately 80 weeks old. Now just turning 170 weeks of age, he has lived more than 7.6 months past the last of the untreated controls in his study, which died at 137 weeks of age, and past the roughly 155-week lifespan ceiling reported in the scientific literature for his strain.

“Speedy, the longest surviving PTC-2105-treated mouse, is a testament, we believe, to the potential of our MitoXcel geropeptide Technology designed to improve healthspan and increase lifespan,” said Dr. Slawin. “We are proud to celebrate him turning 170 weeks old today!”

All data described in this release come from preclinical studies in mice. PTC-2105 is an investigational compound that has not been tested for lifespan in humans and has not been approved by the U.S. Food and Drug Administration or any other regulatory authority for any indication. Results in mice may not translate to humans.

1 Curr Nutr Rep. 2025;14(1):63. doi: 10.1007/s13668-025-00649-w

2 Am J Med. 2014 Jun;127(6):547-53. doi: 10.1016/j.amjmed.2014.02.007

3 J Cachexia Sarcopenia Muscle. 2010 Dec;1(2):129-33. doi: 10.1007/s13539-010-0014-2

About PTC-2105

PTC-2105 is a once-weekly, subcutaneously injected geropeptide from the MitoXcel platform. It targets the age-related decline in mitochondrial membrane potential, a hallmark of aging, through two mechanisms: enhancing mitochondrial efficiency in aging cells and selectively eliminating senescent cells through mitochondria-mediated apoptosis. Eos SENOLYTIX holds an exclusive license to develop PTC-2105 for FDA-regulated therapeutic uses outside cancer, with an initial focus on sarcopenia and sarcopenic obesity.

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Proposed Merger with Pulmatrix, Inc.

As previously reported in Pulmatrix, Inc.’s (Nasdaq: PULM) (“Pulmatrix”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, Pulmatrix, PUOS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pulmatrix (“Merger Sub”), and Eos entered into an Agreement and Plan of Merger and Reorganization, dated as of March 26, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Eos, with Eos surviving as a wholly owned subsidiary of Pulmatrix (the “Merger”). If the Merger is completed, the business of Eos will continue as the business of the combined company, and the combined company’s common stock is expected to trade on Nasdaq, pending Nasdaq listing approval, under the new ticker symbol “MTXL.” Merger-associated financings are expected to support advancement of the combined company’s pipeline through key clinical milestones. In connection with the Merger, Pulmatrix filed a registration statement on Form S-4 (File No. 333-297342), with the SEC on July 9, 2026, as amended on August 3, 2026, September 4, 2026, September 17, 2026 and September 23, 2026, and declared effective by the SEC on September 25, 2026 (the “Registration Statement”), which includes a proxy statement/prospectus. Pursuant to the definitive proxy statement/prospectus filed with the SEC on September 25, 2026, as supplemented on October 7, 2026 (the “Proxy Statement/Prospectus”), Pulmatrix held a special meeting of stockholders of Pulmatrix on October 26, 2026 (the “Special Meeting”), at which Pulmatrix’s stockholders approved each of the proposals described in the Proxy Statement/Prospectus, including the proposal to approve the Merger. The Merger is anticipated to close in the fourth quarter of 2026, subject to Nasdaq listing approval and satisfaction or waiver of the customary closing conditions set forth in the Merger Agreement.

About Eos SENOLYTIX

Eos SENOLYTIX, based in Houston, Texas, develops MitoXcel geropeptides as FDA-regulated therapeutics for obesity, sarcopenia and other age-related disorders. The Company holds an exclusive license to the MitoXcel platform from its parent company, SENOTHERAPEUTIX, Inc. (f/k/a GEROTHERAPEUTIX), for its therapeutic field. For more information, visit eossenolytix.com.

About Pulmatrix, Inc.

Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes. For more on Pulmatrix’s inhaled product candidates, please visit: https://www.pulmatrix.com/pipeline.html.

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Media Contact

Cameron Hayes

Cameron.Hayes@icrhealthcare.com

Cell (USA): +1 332-355-0212

Investor Contact

Lauren McCormick

Lauren.McCormick@icrhealthcare.com

Cell (USA): +1 339-970-2845

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements in this communication include, but are not limited to, statements regarding: the Merger, including the expected timing of closing and the ability to satisfy the remaining closing conditions, including Nasdaq listing approval; the expected Nasdaq listing of the combined company under the ticker symbol “MTXL”; the expected Merger-associated financings and the combined company’s ability to advance its pipeline through key clinical milestones; the planned presentation of data at the 19th Sarcopenia, Cachexia & Wasting Disorders International Conference; the potential of PTC-2105 as an approach to preserving lean mass during late-life aging and mitigating GLP-1-associated lean-mass loss, including its potential relevance for older patients with sarcopenia and sarcopenic obesity; the potential of PTC-2105 and the MitoXcel platform to improve healthspan and increase lifespan; the design, timing, and results of ongoing preclinical studies in mice, including ongoing survival studies; planned future studies of the Company and anticipated results of such studies, including, but not limited to, the timing of IND submission and clearance, first-in-human studies and studies in patients with sarcopenia. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: the risk that the conditions to closing of the proposed Merger are not satisfied; uncertainties as to the timing of completion of the proposed Merger; risks related to the ability to obtain necessary financings to support the combined company’s operations; the risk that preclinical results may not translate into clinical outcomes; risks related to regulatory approvals and the timing thereof; risks related to the Company’s dependence on its license from SENOTHERAPEUTIX, Inc.; risks related to maintaining the Nasdaq listing; and general market, economic, and business conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Proxy Statement/Prospectus, including under the heading “Risk Factors,” and in Pulmatrix’s Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Forward-looking statements speak only as of the date of this communication, and, except as required by law, neither Eos nor Pulmatrix undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Additional Information about the Proposed Transaction Filed or to be Filed with the SEC

This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Pulmatrix has filed or may file with the SEC in connection with the Merger. The Proxy Statement/Prospectus was first mailed to Pulmatrix’s stockholders on or about September 25, 2026. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, EOS, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the Proxy Statement/Prospectus and other documents filed by Pulmatrix with the SEC through the website maintained by the SEC at www.sec.gov or from Pulmatrix’s website at https://www.pulmatrix.com/investors.html. Stockholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before making any investment decision with respect to the Merger. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html).

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